

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via E-mail</u>
Wei Wang, Chief Executive Officer
ChineseInvestors.Com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

> **Re:** **ChineseInvestors.Com, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2011**
> **File No. 333-178655**

Dear Mr. Wang:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For instance, the registration statement is not signed by the principal accounting officer or controller and does not contain an audit report or consent of auditors. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Michael E. Shaff, Esq.
        Irvine Venture Law Firm, LLP